UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

Robomatix Technologies Ltd.
(Name of Subject Company (Issuer))
Zvi Barinboim Silverboim Holdings Ltd. SPL Software Ltd. WorldGroup Holdings Ltd.
(Names of Filing Persons (Offerors))
Ordinary Shares, Par Value NIS 1.46 Per Share
(Title of Class of Securities)
M8216J107
(CUSIP Number)
Andris J. Vizbaras, Esq. Carter Ledyard & Milburn LLP 2 Wall Street, New York, New York 10005 (212) 732-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

CALCULATION OF FILING FEE

Transaction Valuation* $17,286,257	Amount of Filing Fee** $2,035

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,286,257 ordinary shares of Robomatix Technologies Ltd. at the tender offer price of $1.00 per ordinary share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 1 for fiscal year 2006, equals $117.70 per million of transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,035	Filing Party: Zvi Barinboim, Silverboim Holdings Ltd., SPL Software Ltd., WorldGroup Holdings Ltd.
Form or Registration No. SC TO	Date Filed: June 14, 2005

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment Number 4 ("Amendment No. 4") amends and supplements the Tender Offer Statement on Schedule TO, as amended to date (the "Schedule TO"), filed by WorldGroup Holdings Ltd., an Israeli corporation (the "Buyer"), SPL Software Ltd., Silverboim Holdings Ltd. and Zvi Barinboim relating to the Buyer's offer to purchase all the outstanding ordinary shares, par value NIS 1.46 per share (the "Ordinary Shares"), of Robomatix Technologies Ltd., an Israeli corporation, at a purchase price of $1.00 per Ordinary Share, less any withholding tax due, in cash and without interest, upon the terms and subject to the conditions set forth in the First Amended Offer to Purchase, dated June 30, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. This Amendment No. 4 is being filed on behalf of the Buyer, SPL Software Ltd., Silverboim Holdings Ltd. and Zvi Barinboim.

ITEM 11.    ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented as follows:

Prior to 9:00 a.m., New York City time, on July 14, 2005, the Buyer extended the expiration date of the offer until 5:00 p.m., New York City time, on July 20, 2005, by issuing the press release filed as Exhibit (a)(1)(H) to this Amendment No. 4. The press release also announced that Buyer has waived the existence of the lawsuit filed by Shaul Ashkenazi on June 21, 2005 in the District Court in Tel Aviv, Israel as an unsatisfied condition to the consummation of the offer, and will close the offer and accept validly tendered shares notwithstanding its existence, subject to any material developments in that lawsuit.

ITEM 12.    EXHIBITS.

Item 12 is hereby amended and supplemented as follows:

(a)(1)(H)        Press Release, dated July 14, 2005, issued by WorldGroup Holdings Ltd.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

/s/ Zvi Barinboim
Zvi Barinboim
SILVERBOIM HOLDINGS LTD.
By: /s/ Zvi Barinboim
Zvi Barinboim Chairman
SPL SOFTWARE LTD.
By: /s/ Zvi Barinboim
Zvi Barinboim Chairman
By: /s/ Jacob Tenenboem
Jacob Tenenboem Director
WORLDGROUP HOLDINGS LTD.
By: /s/ Zvi Barinboim
Zvi Barinboim Chairman
By: /s/ Ariel Levy
Ariel Levy Director

Date: July 14, 2005